[redacted]

09042644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response...	12.00

SEC FILE NUMBER
8-7305

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 3 0 2009
BRANCH OF REGISTRATIONS
AND
02 EXAMINATIONS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/08 (MM/DD/YY) AND ENDING 08/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Vanderventer Avenue
(No. and Street)

Port Washington (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 3 0 2009
BRANCH OF REGISTRATIONS
AND
02 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AD 11/25

OATH OR AFFIRMATION

I Walter Carucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr Securities Corporation, as of August 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

President

Signature

Title

Notary Public

LESLIE BALTES
NOTARY PUBLIC, State of New York
No. 01BA5070968
Qualified in Nassau County
Commission Expires January 6, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carr Securities Corp.

14 VANDERVENTER AVENUE • SUITE 210
PORT WASHINGTON, NY 11050

PHONE: 516-944-8[illegible]
FAX: 516-944-9029

****

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2009

****

Carr Securities Corporation
Statement of Financial Condition
August 31, 2009

Assets	
Cash	$ 51,536
Due from clearing organization	1,613,227
Deposit with clearing organization	250,000
Securities owned, at market	598,059
Fixed assets, net of accumulated depreciation	6,627
Trader's drawing accounts receivable-stockholder	48,837
Other assets	39,834
Total assets	**$ 2,608,120**
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, not yet purchased, at market	$ 30,723
Accrued expenses and other payables	111,674
Total liabilities	142,397
Stockholder's Equity	
Common stock, no par value; 200 shares authorized, 70 shares issued and outstanding	35,000
Additonal paid-in capital	13,705
Retained earnings	2,417,018
Total stockholder's equity	2,465,723
Total liabilities and stockholder's equity	**$ 2,608,120**

The accompanying notes are integral part of this financial statement.

1. Nature of Operations

Carr Securities Corporation (the "Company") was incorporated on January 13, 1959, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company trades over the counter securities and is a market maker.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions, commissions and related clearing expenses of the Company are recorded on a trade date basis.

Securities Owned, and Securities Sold Not Yet Purchased

Securities owned and securities sold, not yet purchased, principally corporate stocks, are valued at their respective fair values. The resulting difference between cost and market is included in income.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for income taxes has been recorded as the Company is an "S" Corporation. Accordingly, the individual stockholder reports his share of the Company's income or loss on his income tax return.

3. Securities Owned, and Securities Sold Not Yet Purchased

Securities owned, and securities sold not yet purchased, consist of trading and investment securities at market value as follows:

	Owned	Sold, Not Yet Purchased
Equity securities	$ 598,059	$ 30,723

4. Advances to Related Parties

Advances to related parties amount to $48,837 at August 31, 2009 and are non-interest bearing and due on demand.

5. Fixed Assets, Net

A summary of fixed assets is as follows:

Furniture and equipment	$ 79,395
Accumulated depreciation	(72,768)
	$ 6,627

6. Clearing Arrangement

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $250,000 with the clearing organization. As part of the agreement, the clearing organization executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing organization for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $1,000,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At August 31, 2009, the Company had net capital, as defined, of $2,153,100, which exceeded the required minimum net capital of $1,000,000 by $1,153,100. Aggregate indebtedness at August 31, 2009 totaled $111,674. The ratio of aggregate indebtedness to net capital was 5.19 to 1.

8. Office Lease

The Company pays office rent on a month to month basis in the amount of $5,550 per month.

9. Fair Value Measurements

The Company adopted Financial Accounting Standards Board ("FASB") Statement No. 157 as of September 1, 2008, which expands disclosures about investments that are measured and reported at fair value. Statement No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1: Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities. As required by Statement No. 157, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 2: Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt, less liquid and restricted equity securities and warrants.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of August 31, 2009.

Description	Classification	Total	Level 1
Equity Securities	Asset	$ 598,059	$ 598,059
Equity Securities	Liability	$ 30,723	$ 30,723

10. Off-Balance Sheet Risk and Concentration of Credit Risk

Transactions with the clearing organization may expose the Company to off-balance-sheet risk in the event that the clearing organization is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing organization.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company periodically has cash at a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

****

The Company's Statement of Financial Condition as of August 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
Carr Securities Corporation

We have audited the accompanying statement of financial condition of Carr Securities Corporation, (the "Company") as of August 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carr Securities Corporation as of August 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
October 28, 2009